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                   [CANWEST GLOBAL COMMUNICATIONS CORP. LOGO]

                                  NEWS RELEASE

For immediate release
May 9, 2005

             CANWEST MEDIA INC. COMMENCES REGISTERED EXCHANGE OFFER

WINNIPEG, CanWest Global Communications Corp. today announced that its wholly owned subsidiary, CanWest Media Inc. ("CanWest") has commenced an offer to exchange up to US$761,054,211 aggregate principal amount of its registered 8% Senior Subordinated Notes due 2012 (the "New Notes") for any and all of its outstanding unregistered 8% Senior Subordinated Notes due 2012 (the "Old Notes"). Commencement of the exchange offer is the final step in registering with the SEC, the 8% Notes issued in November 2004 in connection with the refinancing of the 12 1/8% Hollinger Notes. The expiration date for the exchange offer will be 5:00 p.m., Eastern Standard Time (EST), on June 8, 2005, unless extended.

The New Notes are substantially identical to the Old Notes, except that the New Notes have been registered under the Securities Act of 1933, as amended, and will not bear any legend restricting their transfer.

The terms of the exchange offer and other information relating to CanWest are set forth in a prospectus dated May 9, 2005. Copies of the prospectus and the related letter of transmittal may be obtained from the exchange agent - Bank of New York, Corporate Trust Operations, 101 Barclay Street--7 East, New York, New York 10286, Attn: Mr. Kin Lau, telephone (212) 815-3750, fax number (212) 298-1915.

This announcement is neither an offer to sell nor a solicitation of an offer to buy or exchange the New Notes or the Old Notes. The exchange offer is made solely by the prospectus dated May 9, 2005. The New Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada. Therefore, any transfer or resale of the New Notes in Canada, or to, from or for the account of any person resident in Canada, will be subject to restrictions under applicable Canadian provincial or territorial securities laws.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.



For further information contact:

Geoffrey Elliot                                       John Maguire
Vice President, Corporate Affairs                     Chief Financial Officer
Tel: (204) 956-2025                                   Tel: (204) 956-2025
Fax: (204) 947-9841                                   Fax: (204) 947-9841
gelliot@canwest.com                                   jmaguire@canwest.com
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